Consent of Independent Registered Public Accounting Firm

Board of Directors

Monmouth Capital Corporation:

We consent to the incorporation by reference in the registration statement on Form S-3D (No. 333-131436) of Monmouth Capital Corporation of our report dated March 3, 2006, related to the consolidated balance sheets of Monmouth Capital Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholder’s equity, and cash flows for each of the years in the three-year period ended December 31, 2005, which report is incorporated by reference in the December 31, 2005 annual report on Form 10-K of Monmouth Capital Corporation, and our report dated March 3, 2006 related to the consolidated financial statements, which report is included in the December 31, 2005 annual report on Form 10-K of Monmouth Capital Corporation.

Cowan and Gunteski & Co., P.A.

Toms River, New Jersey

March 15, 2006